SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

NOTICE TO READER

In accordance with Canadian Securities Administrators National Instrument 51-102, Sungold International Holdings Corp. discloses that these unaudited financial statements for the first financial quarter ended November 30, 2006 have not been reviewed by our auditors, Mintz & Partners LLP.

Toronto, ON

February 21, 2007

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED BALANCE SHEET

NOVEMBER 30, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	(Unaudited)	(Audited)
	November 30	August 31
	2006	2006
	$	$

ASSETS

CURRENT ASSETS
Cash	7,037	-
Sundry receivables	22,292	17,853
Prepaid expenses and deposits	640	640
	29,969	18,493
PRE-DEVELOPMENT COSTS (Note 4)	273,487	270,288
EQUIPMENT (Note 5)	457,104	483,776
	760,560	772,557

LIABILITIES

CURRENT LIABILITIES
Bank indebtedness	-	2,919
Accounts payable and accrued liabilities	685,306	639,532
Loans payable (Note 8d)	7,500	7,500
Current obligation under capital leases (Note 7)	6,128	6,128
	698,934	656,079

LONG TERM LIABILITIES
Obligation under capital leases (Note 7)	5,074	6,518
	704,008	662,597

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	22,161,546	22,045,688
CONTRIBUTED SURPLUS	308,672	254,587
DEFICIT	(22,413,666)	(22,190,315)
	56,552	109,960
	760,560	772,557

APPROVED BY THE DIRECTORS:

“Art Cowie”	Director

“Donald Harris”	Director

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	April 7, 1986
	(inception) to	Three Months Ended
	NOVEMBER 30,	November	November
	2006	2006	2005
	$	$	$
REVENUE
Gain on disposition of marketable securities	838,947	-	-

EXPENSES
Impairment write-down of pre-development costs and investment	6,460,304	-	-
Advertising and promotion	3,395,070	2,619	23,757
Professional and consulting fees	3,558,778	19,731	69,219
Management fees and salaries	2,405,772	77,172	45,250
Investor relations	1,366,061	10,185	60,497
Travel and conference	1,150,695	3,803	4,079
Office and miscellaneous	876,340	3,424	10,655
Internet services	827,793	1,152	6,077
Amortization	955,221	25,358	34,018
Office rent and services	621,971	10,710	12,894
Transfer agent and filing fees	401,978	2,283	4,735
Insurance	263,953	-	167
Financing fees	232,433	5,000	-
Stock based compensation	308,672	54,085	-
Finder fees	154,031	-	-
Interest and bank charges	133,701	2,295	818
Settlement agreement	71,178	-	-
Interest on capital leases	32,873	476	787
Fees and commissions	29,741	-	-
Loss on disposition of equipment	15,464	606	-
Foreign exchange loss (gain)	(9,416)	4,452	8
	23,252,613	223,351	272,961
LOSS	22,413,666	223,351	272,961
DEFICIT– BEGINNING	-	22,190,315	20,618,381
DEFICIT – ENDING	22,413,666	22,413,666	20,891,342

Weighted average number of shares		126,751,076	120,844,975

Loss per share		0.0018	0.0023

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	April 7, 1986	Three Months Ended
	(inception) to
	NOVEMBER 30,	November	November
	2006	2006	2005
	$	$	$
OPERATING ACTIVITIES
Loss	(22,413,666)	(223,351)	(272,961)
Items not involving cash:
Write-down of pre-development costs	6,460,304	-	-
Amortization	955,221	25,358	34,018
Stock-based compensation	308,672	54,085	-
Issuance of private placement units or common shares
for services	631,668	6,180	53,388
Gain on disposition of marketable securities	(838,947)	-	-
Loss on disposition of equipment	15,464	606	-
	(14,881,294)	(137,122)	(185,555)
Cash provided by changes in non-cash working capital items:
Sundry receivables	(22,292)	(4,439)	1,984
Prepaid expenses	(640)	-	17,329
Accounts payable and accrued liabilities	697,848	46,982	57,708

	(14,206,368)	(94,579)	(108,534)
INVESTING ACTIVITIES
Pre-development costs	(5,324,412)	(3,199)	(573)
Proceeds of disposition of equipment	38,028	-	-
Acquisition of equipment	(1,395,731)	(500)	(214)
	(6,682,115)	(3,699)	(787)
FINANCING ACTIVITIES
Loans payable	2,583,228	-	(12,500)
Repayment of capital leases	(71,601)	(1,444)	(1,742)
Issuance of shares	16,658,146	109,678	113,204
Proceeds of disposition of marketable securities	1,725,747	-	-
	20,895,520	108,234	98,962

(DECREASE) INCREASE IN CASH	7,037	9,956	(10,359)
CASH – beginning	-	(2,919)	10,876
CASH – ending	7,037	7,037	517

Notes to statement of cash flow:

1) Cash consists of balances with banks

2) Interest and income taxes paid:
Interest paid	166,574	2,771	1,605
Income taxes paid	-	-	-

(See accompanying notes to consolidated financial statements

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed, or omitted. In the opinion of management, these financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended August 31, 2006. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

Note 2	GOING CONCERN AND NATURE OF OPERATIONS

The principal activity is developing and promoting a proprietary pari-mutuel wagering virtual horseracing product, internet payment system and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc., and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated.

Note 4	PRE-DEVELOPMENT COSTS

a)	SafeSpending™ project

In May 2001, a subsidiary of the Company, SafeSpending Inc., acquired all the rights to an internet payment system technology which is a spending system that can be used to make anonymous purchases online from merchants and individuals. The agreement provides SafeSpending Inc. with all copyrights, trademarks, source codes and intellectual property and the Company has patents pending in 105 countries for the SafeSpending™ anonymous payment system.

…/ 2

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE 2

Note 4	PRE-DEVELOPMENT COSTS (continued)

a)	SafeSpending™ project (continued)

	August 31		Impairment	November 30
	2006	Additions	Write off	2006
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	83,191	-	-	83,191
	145,491	-	-	145,491

b)	Horsepower® project

Horsepower® World Pool Virtual Horse Racing System is a proprietary, pari-mutual wagering product operated by Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary of the Company. The product is being offered to Licensed facilities and Authorized Racetrack Affiliates. Development of this project is largely complete but there are no operating installations as of the date of this statement.

	August 31		Impairment	November 30
	2006	Additions	Write off	2006
	$	$	$	$
Legal and consulting fees	124,797	3,199	-	127,996

	August 31		Impairment	November 30
	2006	Additions	Write off	2006
	$	$	$	$
Total Pre-development costs	270,288	3,199	-	273,487

Note 5	EQUIPMENT

	November 30			August 31
	2006			2006
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – Horsepower®	1,033,216	622,946	410,271	431,864
Computer hardware	313,595	278.977	34,617	39,238
Leased computer equipment	20,975	9,431	11,544	12,480
Office equipment	770	98	672	194

	1,368,556	911,452	457,104	483,776

…/ 3

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE 3

Note 6	SHARE CAPITAL

	(Unaudited)	(Audited)
	November 30	August 31
	2006	2006
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares	-	-
without par value
100,000,000 Class “B” preference shares	-	-
without par value

Issued and outstanding:
128,021,314 common
(August 31, 2006 – 126,375,535 common)	22,161,546	22,045,688

a)	Shares issued during the first quarter ended November 30, 2006:

	#	$
For cash	1,600,000	109,678
Non-cash transactions:
- for services provided	45,779	6,180
	1,645,779	115,858

b)	Stock options and stock based compensation:

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are incentive share purchase options outstanding:

Date of Grant	Price	Balance Aug 31, 2006	Granted	Exercised / Expired / Cancelled	Balance Nov 30, 2006	Expiration date
Aug 10, 2001	US$0.1200	300,000	-	-	300,000	Aug 10, 2007
Dec 20, 2001	US$0.0900	100,000	-	-	100,000	Dec 20, 2006
Jan 4, 2002	US$0.0800	36,000	-	-	36,000	Jan 4, 2007
Oct 11, 2002	US$0.1500	200,000	-	-	200,000	Oct 11, 2007
Jan 15, 2003	US$0.1100	136,000	-	-	136,000	Jan 15, 2008
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
Apr 14, 2005	US$0.1200	1,000,000	-	-	1,000,000	Mar 31, 2007
May 27, 2005	US$0.1200	750,000	-	-	750,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	1,000,000	-	-	1,000,000	Mar 31, 2007
Jun 6, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jul 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jul 20, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jan 16, 2006	US$0.6500	500,000	-	-	500,000	Mar 31, 2007
Mar 1, 2006	US$0.5000	200,000	-	-	200,000	Feb 28, 2008
Mar 10, 2006	US$0.1500	250,000	-	-	250,000	Mar 31, 2007
Mar 10, 2006	US$0.1500	495,000	-	-	495,000	Mar 31, 2008
Sep 1, 2006	US$0.5000	-	200,000	-	200,000	Jul 31, 2008
Sep 5, 2006	US$0.2000	-	2,800,000	-	2,800,000	Sep 30, 2008
Oct 31, 2006	US$0.5000	-	100,000	-	100,000	Oct 31, 2009
		6,531,000	3,100,000	-	9,631,000

…/ 4

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE 4

Note 6	SHARE CAPITAL (continued)

b)	Stock options and stock based compensation (continued):

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002, and applied to awards granted on or after the date of adoption. The Company adopted the recommendations prospectively for the fiscal year starting September 1, 2002.

Under this fair value based method, the value of a stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date, and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

Since September 1, 2002, the Company granted 5,100,000 share purchase options as follows:

Date of Grant	Price	Granted #	Exercised Expired or Cancelled #	Exercisable #	Expiration date
Oct 11, 2002 Oct 16, 2002 Jan 23, 2003 May 27, 2003 May 28,2003	US$0.1500 US$0.1500 US$0.1100 US$0.0500 US$0.0500	200,000 300,000 136,000 64,000 150,000	- 300.000 - - 150,000	200,000 - 136,000 64,000 -	Oct 11, 2007 Cancelled 2006 Jan 15, 2008 May 27, 2008 Exercised 2006
Total granted:		850,000	450,000	400,000
Outstanding Aug 31, 2003:		850,000	450,000	400,000
Options granted in fiscal 2004:		-	-	-
Outstanding Aug 31, 2004:		850,000	450,000	400,000
Options granted in fiscal 2005:
Apr 14, 2005 May 27, 2005 Jun 1, 2005 Jun 1, 2005 Jun 6, 2005 Jul 1, 2005 Jul 20, 2005	US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200	1,000,000 750,000 500,000 500,000 500,000 500,000 500,000	- - - - - - -	1,000,000 750,000 500,000 500,000 500,000 500,000 500,000	Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007
Total granted:		4,250,000		4,250,000
Outstanding Aug 31, 2005:		5,100,000	450,000	4,650,000
Options granted in fiscal 2006:
Jan 16, 2006 Mar 1, 2006 Mar 10, 2006 Mar 10, 2006	US$0.6500 US$0.5000 US$0.1500 US$0.1500	500,000 200,000 250,000 495,000	- - - -	500,000 200,000 250,000 495,000	Mar 31, 2007 Feb 28, 2008 Mar 31, 2007 Mar 31, 2008
Total granted:		1,445,000		1,445,000

…/ 5

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE 5

Outstanding Aug 31, 2006:		6,545,000	450,000	6,095,000
Options granted in fiscal 2007:
Sep 1, 2006 Sep 5, 2006 Oct 31, 2006	US$0.5000 US$0.2000 US$0.5000	200,000 2,800,000 100,000	- - -	200,000 2,800,000 100,000	Jul 31, 2008 Sep 30, 2008 Oct 31, 2009
Total granted:		3,100,000	-	3,100,000
Outstanding Nov 30, 2006:		9,645,000	450,000	9,195,000

The fair value of each option granted is estimated on the date of the grant using the Black-Sholes option pricing model with the following assumptions:

Risk-free interest rate	2.82% to 3.00%
Dividend yield	0

Estimated hold period prior to exercise (years)	2 to 3 year
Volatility in the price of the Company’s common shares	120% to 150%

Between January 1, 2002 and August 31, 2002, the Company granted 946,764 share purchase options to directors at US$0.08 per share until Jan 4, 2007, 136,000 share purchase options to a director at US$0.08 per share until Jan 15, 2007, 400,000 share purchase options to a director at US$0.0725 per share until Jan 24, 2007, 136,000 share purchase options to a director at US$0.23 per share until March 26, 2007 and 272,000 share purchase options to a director at US$0.20 per share until May 17, 2007.

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002 would have been $111,430. The pro forma loss per share, assuming this additional compensation expense would have been ($0.0584) . The Pro forma results may be materially different than actual results realized.

The Black-Sholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior to January 1, 2002, have neither been charged to income nor included in the calculation of the pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

…/ 6

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE 6

Note 6	SHARE CAPITAL (continued)

c)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2006	Granted	Exercised	Expired / Cancelled	Balance Nov 30, 2006	Expiration date
May 2, 2005	US$0.150	250,000	-	-	-	250,000	May 31, 2007
May 31, 2005	US$0.050	300,000	-	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	300,000	-	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	793,260	-	-	-	793,260	May 31, 2007
May 31, 2005	US$0.150	152,500	-	-	-	152,500	May 31, 2007
Jun 17, 2005	US$0.150	52,250	-	-	-	52,250	Jun 30, 2007
Jun 22, 2005	US$0.150	147,500	-	-	-	147,500	Jun 30, 2007
Jul 27, 2005	US$0.150	50,650	-	-	-	50,650	Jul 31, 2007
Jul 30, 2005	US$0.150	51,000	-	-	-	51,000	Jul 31, 2007
Aug 5, 2005	US$0.150	51,000	-	-	-	51,000	Jul 31, 2007
Oct 3, 2005	US$0.150	35,750	-	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.150	35,750	-	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.150	53,750	-	-	-	53,750	Oct 31, 2007
Nov 15, 2005	US$0.150	30,150	-	-	-	30,150	Nov 30, 2007
Nov 29, 2005	US$0.150	53,500	-	-	-	53,500	Nov 30, 2007
Dec 2, 2005	US$0.150	608,333	-	-	-	608,333	Nov 30, 2007
Dec 8, 2005	US$0.150	25,000	-	-	-	25,000	Dec 31, 2007
Dec 20, 2005	US$0.350	11,400	-	-	-	11,400	Dec 31, 2007
Dec 29, 2005	US$0.500	195,750	-	-	-	195,750	Dec 31, 2007
Jan 2, 2006	US$0.450	110,000	-	-	-	110,000	Dec 31, 2007
Jan 3, 2006	US$0.500	7,250	-	-	-	7,250	Jan 31, 2008
Jan 4, 2006	US$0.420	50,000	-	-	-	50,000	Dec 31, 2007
Jan 12, 2006	US$0.600	14,750	-	-	-	14,750	Jan 31, 2008
Jan 31, 2006	US$0.550	8,000	-	-	-	8,000	May 31, 2008
Apr 25, 2006	US$0.300	29,300	-	-	-	29,300	Apr 30, 2007
May 10, 2006	US$0.300	32,250	-	-	-	32,250	May 31, 2008
May 31, 2006	US$0.260	35,000	-	-	-	35,000	May 31, 2008
Jul 7, 2006	US$0.250	21,000	-	-	-	21,000	Jul 31, 2008
Aug 11, 2006	US$0.180	50,000	-	-	-	50,000	Aug 15, 2008
Aug 18, 2006	US$0.200	62,500	-	-	-	62,500	Aug 31, 2008
Sep 17, 2006	US$0.150	-	75,000	-	-	75,000	Sep 30, 2008
Sep 14, 2006	US$0.200	-	62,500	-	-	62,500	Sep 30, 2008
Sep 14, 2006	US$0.200	-	62,500	-	-	62,500	Sep 15, 2008
Oct 19, 2006	US$0.100	-	400,000	-	-	400,000	Oct 31, 2008
Nov 20, 2006	US$0.100	-	150,000	-	-	150,000	Nov 30, 2008
Nov 30, 2006	US$0.110	-	250,000	-	-	250,000	Nov 30, 2008
		3,617,593	1,000,000	-	-	4,617,593

…/ 7

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE 7

Note 7	CAPITAL LEASES

The Company has a lease agreement for computers accounted for as capital leases. Current payments are $640 monthly, expiring July 2008. The following is a schedule of future lease payments.

	November 30	August 31
	2006	2006
	$	$
Total minimum lease payments	12,797	14,717
Less amount representing interest	(1,595)	(2,071)
Balance of obligations	11,202	12,646
Less current portion	(6,128)	(6,128)
Non-current portion	5,074	6,518

Future annual principal payments required to retire the lease obligations are as follows:

2007	6,128
2008	5,074
11,202

Note 8	RELATED PARTY TRANSACTIONS

a)

During the quarter, salaries and consulting fees of $75,825 (2005 - $93,770) were paid to directors and officers of the Company and subsidiaries of the Company. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

b)	During the quarter, the Company paid $4,710 to an officer for rent of office space provided (2005 – $4,710).

c)

During the quarter, consulting fees of $Nil (2005 - $9,569) were paid by share capital awarded, valued at closing price before the date of settlement, to directors and officers of the Company and subsidiaries of the Company. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

d)	The loans payable of $7,500 is an unsecured advance from a shareholder and has no specified interest rate or repayment terms (2005 - $NIL).

Note 9	COMMITMENTS

The Company is paying month to month rent for office space in Toronto at the rate of $1,570 per month, until December 31, 2006, after which the Company signed a five year lease, beginning January 1, 2007, and ending December 31, 2011, for the same office space. In addition, the Company signed a lease for additional office space, beginning September 1, 2006 for five years and four months, ending December 31, 2011.

Minimum annual lease payments for the next six years are as follows:

2007	--	$80,241
2008	--	$102,431
2009	--	$107,666
2010	--	$112,901
2011	--	$118,136
2012	--	$39,960

…/ 8

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE 8

Note 10	SUBSEQUENT EVENTS

Subsequent to November 30, 2006, the Company received $107,521 from the issuance of 1,644,806 private placement shares, for an average price of $0.065 per share.

Subsequent to November 30, 2006, the Company issued 675,187 shares for services in lieu of payments of $63,480 for an average share price of $0.09 per share.